UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 26, 2002

Commission File Number 1-7953

RIO ALGOM LIMITED
(Translation of Registrant’s name into English)

66 Wellington Street West, Suite 3600 Toronto, Ontario, Canada (Address of Principal Executive Offices)	M5H 1N6 (Zip Code)

(416) 868-7544
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes   ☐      No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes   ☐      No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submitted with this Form 6-K is the following document:

Consolidated Financial Statements and Management’s Discussion and Analysis for the three months ended September 30, 2002.

Rio Algom Limited

Interim Report for the Three Months Ended
September 30, 2002

Rio Algom Limited (Rio Algom) is an international mining company and is an indirect wholly-owned subsidiary of BHP Billiton Plc, a global natural resources company.
Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

All financial figures are expressed in US dollars.

66 Wellington Street West, Suite 4200
Toronto, Ontario
M5H 1N6

RIO ALGOM LIMITED
CONSOLIDATED BALANCE SHEETS
(unaudited — in millions of US dollars)

	September 30,	June 30,
	2002	2002

Assets
Current
Cash and cash equivalents	$207	$206
Receivables and prepaid expenses	74	96
Inventories	67	60
Loan receivable	221	—
Current future tax assets	1	—

	570	362
Property, plant and equipment	1,027	1,043
Mining properties	172	176
Investment	216	219
Loan receivable	—	247
Other assets	4	5
Non current future tax assets	18	23

	$2,007	$2,075

Liabilities
Current
Accounts payable and accrued liabilities	$103	$145
Current portion of long term debt	47	45

	150	190
Long term debt	525	529
Post-employment benefit obligations	20	20
Site restoration and related obligations	46	47
Non current future tax liabilities	134	136

	875	922

Shareholders’ equity
Equity portion of convertible debentures	222	222
Preferred securities	140	140
Common shares	368	368
Contributed surplus	43	43
Cumulative translation adjustment	84	100
Retained earnings	275	280

	1,132	1,153

	$2,007	$2,075

Approved on behalf of the Board of Directors:

“Bradford A. Mills” Bradford A. Mills Director	“Gordon C. Gray” Gordon C. Gray Director

2

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited — in millions of US dollars except per share data)

	Three Months Ended

	September 30,	September 30,
	2002	2001

Mining revenue	$107	$83

Expenses
Cost of mine production	69	46
Selling, general and administration	4	6
Depreciation and amortization	22	15
Interest	9	3
Exploration	—	1

	104	71

	3	12
Investment and other income	3	4

Earnings before taxes and equity in net earnings (loss) of associated company	6	16
Income and mining taxes	(5)	(7)

Earnings before equity in net earnings of associated company	1	9
Equity in net earnings (loss) of associated company	1	(1)

Net earnings for the period	$2	$8

Accretion of equity element of convertible debentures	$(3)	$(2)
Dividends on preferred securities	$(4)	$(2)

(Loss) income attributable to the common shareholders	$(5)	$4

Per common share:
(Loss) net earnings for the period	$(0.08)	$0.06

Weighted average shares outstanding (in millions)	65.5	65.5

3

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited — in millions of US dollars)

	Three Months Ended

	September 30,	September 30,
	2002	2001

CASH PROVIDED BY (USED IN) THE FOLLOWING:
Operating Activities
Net earnings for the period	$2	$8
Non-cash items:
Depreciation and amortization	22	15
Future income taxes	2	6
Equity in net (earnings) loss of associated company	(1)	1
Other non-cash items	—	2
Site restoration and related obligations	1	—
Changes in non-cash working capital:
Decrease (increase) in receivables and prepaid expenses and inventories	13	(2)
(Decrease) increase in accounts payable and accrued liabilities and taxes payable	(37)	6

	2	36

Financing Activities
Drawdown of senior project debt facilities	22	29
Repayment of senior project debt facilities	(24)	—
Decrease in long term debt and other obligations	(1)	(1)
Decrease in short term borrowings	—	(5)
Interest on equity portion of convertible debentures	(3)	(2)
Dividends on preferred securities	(4)	(2)

	(10)	19

Investing Activities
Decrease in loan receivable	16	32
Capital expenditures	(7)	(64)

	9	(32)

Increase in cash and cash equivalents during period	1	23
Cash and cash equivalents, beginning of period	206	83

Cash and cash equivalents, end of period	$207	$106

4

RIO ALGOM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the first quarter ended September 30, 2002 and 2001.

1.    Accounting policies

     The unaudited interim consolidated financial statements of Rio Algom Limited (the “company”) are prepared in accordance with accounting principles generally accepted in Canada applied on consistent basis. These interim financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the June 30, 2002 annual financial statements of the company.

2.    Key operating statistics

	Three Months Ended

	Sep 30, 2002	Sep 30, 2001

Copper Production (millions of pounds payable)(a)
Cerro Colorado	72	76
Highland Valley Copper	33	36
Antamina	57	—
Alumbrera (b)	24	25

	186	137

Average Copper Cash Cost (US$ per pound after by-product credits)
Cerro Colorado	0.39	0.37
Highland Valley Copper	0.50	0.52
Antamina	0.43	—
Alumbrera	0.16	0.20

Copper Sales (millions of pounds payable)(a)
Cerro Colorado	60	74
Highland Valley Copper	32	39
Antamina	67	—
Alumbrera (b)	23	22

	182	135

Average Copper Price (US$ per pound)
Cerro Colorado	0.75	0.74
Highland Valley Copper (c)	0.64	0.70
Antamina	0.64	—
Alumbrera	0.64	0.57

Other Production (a)
Gold (thousands of ounces) (b)	39	44
Molybdenum (thousands of pounds)	495	335
Coal (thousands of tonnes)	560	152
Zinc (millions of pounds)	40	—

(a)	Rio Algom’s share.

(b)	Not included in mining revenue or operating profit as the company’s investment in Alumbrera is accounted for using the equity method.

(c)	Includes impact of currency hedge.

5

3.    Segment Disclosures
(unaudited — in millions of US dollars)

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Segmented Earnings
For the Three Months Ended September 30, 2002 and 2001
Mining revenue	44	54	17	22	40	—	6	7	—	—	107	83
Cost of operations	27	27	13	16	24	—	6	5	—	—	70	48
Depreciation and amortization	9	11	3	3	10	—	—	1	—	—	22	15

Segment profit	8	16	1	3	6	—	—	1	—	—	15	20

Corporate expenses									(3)	(4)	(3)	(4)
Interest expense									(9)	(3)	(9)	(3)
Exploration									—	(1)	—	(1)
Investment and other income									3	4	3	4
Income and mining taxes									(5)	(7)	(5)	(7)

	8	16	1	3	6	—	—	1	(14)	(11)	1	9
Associated company:
Equity in net earnings (loss)	—	—	—	—	—	—	—	—	1	(1)	1	(1)

Net earnings for the period	8	16	1	3	6	—	—	1	(13)	(12)	2	8

Segmented Cash Flow
For the Three Months Ended September 30, 2002 and 2001
Operating activities	24	33	11	10	(28)	—	(2)	1	(3)	(8)	2	36

Capital expenditures	5	4	—	1	2	58	—	—	—	1	7	64

Segmented Balance Sheets
As at September 30, 2002 and June 30, 2002

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

Assets
Current assets	190	174	25	29	83	100	17	13	255	46	570	362
Fixed assets and mining properties	409	415	60	66	681	689	—	1	49	48	1,199	1,219
Investment	—	—	—	—	—	—	—	—	216	219	216	219
Other assets	9	14	3	3	—	—	—	—	10	258	22	275

Total assets	608	603	88	98	764	789	17	14	530	571	2,007	2,075

Liabilities
Current liabilities	16	15	18	17	70	109	4	2	42	47	150	190
Long term liabilities	133	134	8	8	376	379	8	8	200	203	725	732

Total liabilities	149	149	26	25	446	488	12	10	242	250	875	922

Net assets	459	454	62	73	318	301	5	4	288	321	1,132	1,153

6

Geographic Data

	Canada		Chile		Argentina		Peru		Total

For the Three Months Ended September, 2002 and 2001
Mining revenue	23	29	44	54	—	—	40	—	107	83

As at September 30, 2002 and June 30, 2002
Capital assets	66	319	474	486	216	219	681	689	1,437	1,713

4.    Commercial Production

     The company holds a 33.75% interest in Compania Minera Antamina S.A. (“CMA”), a joint venture with Noranda Inc. (“Noranda”) (33.75%), Teck Cominco Limited (“Teck Cominco”) (22.5%) and Mitsubishi Corporation (“Mitsubishi”) (10%). CMA has developed and now operates a copper-zinc project in Peru. Each shareholder is responsible for its proportional share of the project’s total cost of US$2.3 billion, including the payment to Centromin (a mining company owned by the Peruvian government) referred to note 5(a) below.

     On October 1, 2001, the CMA copper-zinc project commenced commercial production. CMA has entered into concentrate sales agreements for a significant portion of its future production with various counterparties including an affiliate.

5.    Commitments and contingencies

     (a)  In September 1998, the company, along with partners Noranda and Teck Cominco, elected to proceed with the development of the Antamina property. In connection with this election, the partners and the company made an investment commitment of US$2.5 billion. Since the actual investment was less than the investment commitment as of June 6, 2002, US$111.5 million was paid by CMA to Centromin in the quarter ended September 30, 2002.

     (b)  The company has provided a several guarantee of its 33.75% share of Antamina’s senior debt. Rio Algom’s share of such debt amounted to US$422 million at September 30, 2002 (June 30, 2002 – US$424 million). The guarantee increased to a maximum of US$445 million in August 2002 as Antamina drew fully on its senior debt facilities. The first repayment of the senior debt of $24 million (Rio Algom’s share) was made in September 2002. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

6.    Shareholder’s equity

     At October 31, 2002, the company had 65,505,788 common shares and C$353,378,000 of 5.5% convertible redeemable subordinated debentures outstanding. Each debenture is convertible at the option of the holder into common shares at a price of C$40 per common share.

7.    Change in reporting currency

     Effective the third quarter ended March 31, 2002, the company’s financial statements are being reported in US dollars. US dollars have been adopted as the company’s functional currency.

7

Rio Algom Limited
Management’s Discussion & Analysis
For the first quarter ended September 30, 2002

Overview

     Rio Algom Limited (“Rio Algom”) is an international mining company and is an indirect wholly owned subsidiary of BHP Billiton Plc, a global natural resources company. Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

     Rio Algom’s mining operations include the wholly owned Cerro Colorado copper mine in Chile, a 33.6% partnership interest in Highland Valley Copper in British Columbia, a 33.75% interest in the Antamina copper-zinc mine in Peru, a 25% equity investment in the Alumbrera copper-gold mine in Argentina, a 25% royalty interest in the Polaris zinc-lead mine in the Canadian Arctic which closed in September 2002 and a 29.1% joint venture interest in the Bullmoose Coal mine in British Columbia. The company has also a wholly owned copper project at the feasibility stage in Chile.

     On October 1, 2001 the Antamina copper-zinc project commenced commercial production, four months ahead of schedule.

     Effective the third quarter ended March 31, 2002, the company’s financial statements and attached notes are being reported in US dollars. The US dollar has been adopted as the company’s functional currency.

     All currency references herein are to U.S. dollars unless otherwise specified. Reference to Canadian dollars is indicated by the symbol “C$”.

Cash Profile and Liquidity

     Cash and cash equivalents at September 30, 2002 were $207 million compared to $206 million at June 30, 2002.

     Cash flow from operating activities for the first quarter ended September 30, 2002 was $2 million compared to $36 million for the first quarter of last year. Cash from operating activities went down mainly due to an increase in working capital, principally at Antamina. During the quarter ended September 30, 2002, Antamina paid to Centromin (a mining company owned by the Peruvian government) as planned, $111.5 million (Rio Algom’s share: $38 million). This payment was required by the agreement under which Antamina was acquired from Centromin.

     The first principal repayment of the senior project debt at Antamina of $24 million (Rio Algom’s share) was made in September 2002 and more than offset the drawdown on the senior project debt facilities of $22 million (Rio Algom’s share).

     In the first quarter ended September 2002, most of the capital expenditures were related to the expansion program at Cerro Colorado while most of the capital expenditures for the first quarter of last year were related to the development cost of the Antamina mine. Costs to complete approved capital projects will be financed through cash flow generated from operating activities.

     Rio Algom Limited has a loan receivable with a maturity date of February 1, 2003 from a wholly owned Canadian subsidiary of Billiton Plc. The interest rate on the loan is 6 month LIBOR plus 0.75% per annum. At September 30, 2002, the amount outstanding was $221 million compared to $247 million at June 30, 2002. BHP Billiton Plc has unconditionally and irrevocably guaranteed the loan as to both principal and interest. In the first quarter ended September 30, 2002, the company reported for this loan interest income of $2 million under investment and other income (2001 – $3 million).

Results of Operations

     Rio Algom’s net earnings for the first quarter ended September 30, 2002, were $2 million with revenue of $107 million and operating profit of $15 million. In the first quarter of last year, the company reported net earnings of $8 million with sales of $83 million and operating profit of $20 million. Lower earnings for this current quarter resulted from lower profit contribution at Cerro Colorado and Highland Valley Copper, partly offset by a profit contribution attributable to the coming on stream of Antamina.

     All production references herein are to payable pounds or payable ounces.

Cerro Colorado

     Cerro Colorado reported revenue of $44 million for the first quarter ended September 30, 2002, compared to $54 million in the first quarter of the previous year. Copper sales were 60 million pounds for the three months ended September 30, 2002, down 19% from the 74 million pounds sold in the comparable period the year before. Around 9 million supplemental pounds of copper which were scheduled to be shipped in September 2002 have been shipped in October 2002. The average realized copper price increased 1%, from $0.74 in 2001 to $0.75 in 2002. Copper production of 72 million pounds for the first quarter of this year was down 5% compared to 76 million pounds in the first quarter ended September 30, 2001. The average cash operating costs were $0.39 per pound in 2002, up 5% from the $0.37 per pound in 2001. Operating profit for the three months ended September 30, 2002 was $8 million compared to $16 million the year before due to lower sales and higher average cash operating costs partly offset by higher average copper price.

Antamina

     The Antamina copper-zinc project commenced commercial production on October 1, 2001.

     Rio Algom’s share of the project’s revenue for the first quarter ended September 30, 2002 was $40 million. Rio Algom’s share of sales of copper and zinc amounted to 67 million pounds and 42 million pounds respectively and its share of production at the Antamina mine was 57 million pounds of copper and 40 million pounds of zinc. The average realized copper price was $0.64 per pound and the average cash operating cost after by-product credits was $0.43 per pound of copper. Rio Algom’s share of Antamina’s operating profit was $6 million for the quarter ended September 30, 2002.

     Rio Algom has provided a several guarantee of its 33.75% share of Antamina’s senior debt during the pre-completion period. Rio Algom’s share of such debt amounted to $422 million as of September 30, 2002. Antamina is now into its completion test period. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

Highland Valley Copper (“HVC”)

     Rio Algom’s share of revenue was $17 million for the first quarter ended September 30, 2002 compared to $22 million for the previous year’s first quarter. This reduction was mainly due to lower copper sales and lower average realized copper price that went from $0.70 per pound to $0.64 per pound. Rio Algom’s share of copper sales was 60 million pounds for the three months ended September 30, 2002 compared to 74 million pounds the year before. Rio Algom’s share of copper production at HVC was 33 million pounds for the quarter ended September 30, 2002, compared to 36 million pounds for the first quarter of last year. Average cash costs of $0.50 per pound in 2002 were down 4% from $0.52 per pound in 2001 due to continued cost reductions. Rio Algom’s share of operating profit for the quarter ended September 30, 2002 was $1 million compared to $3 million in 2001 due mainly to lower commodity prices and lower sales partly offset by lower costs.

     Currency hedges reduced HVC’s average realized copper price by $0.05 per pound in both quarters ended September 2002 and 2001. The currency hedges will expire at the end of December 2002.

Alumbrera

     Rio Algom’s investment in Minera Alumbrera is accounted for on an equity basis. Rio Algom’s share of net earnings was $1 million for the first quarter ended September 30, 2002 compared to a loss of $1 million for the comparable period the year before. The improvement in earnings was mainly due to a higher average copper price and lower operating costs in US dollar terms as a result of the Argentinean peso devaluation.

Other Mining

     Other mining comprises a 25% royalty interest in the Polaris zinc-lead mine and Rio Algom’s 29.1% joint venture interest in the Bullmoose Coal mine. Revenue of both operations for the first quarter ended September 30, 2002 was $6 million with no operating profit compared to revenue of $7 million and operating profit of $1 million for the quarter ended September 30, 2001.

     Polaris mine ceased its operations in September 2002 after exhausting its ore reserves.

     The Bullmoose Coal mine is expected to exhaust its reserves by mid 2003 and the operations will then be permanently closed. The mine has been operating since production began in 1983.

Expenses

     Corporate expenses for the first quarter ended September 30, 2002 were $3 million compared to $4 million in the first quarter of last year. Exploration costs were nil for the first quarter of this year compared to $1 million the in the first quarter of the year before. Interest expense of $9 million reported in this current quarter increased from $3 million reported last year due mainly to the interest from the Antamina financing being expensed effective October 1, 2001 (being the date of commencement of commercial production).

Future taxes

     Rio Algom does not expect to fully utilize its tax losses. Therefore a valuation allowance of $3 million was taken against the Canadian future tax assets created during the period.

Risks and Uncertainties

Commodity Price Risk

     The price of copper is the most significant factor influencing the profitability of Rio Algom. For the first quarter ended September 30, 2002, the company’s average realized copper price after by-product credits and excluding Alumbrera, was $0.68 per pound compared to $0.73 per pound in first quarter of last year.

Currency Risk

     In 1998, Rio Algom entered into foreign exchange contracts involving approximately C$90 million per year over five years. These positions were intended to hedge the company’s exposure to currency risk at HVC, which incurs operating expenses in Canadian dollars, but receives sales revenue in US dollars. The average exchange rate on the contracts when established was C$1.00 to US$0.70.

     Contracts settling for the quarter ended September 30, 2002 resulted in realized losses of $2 million, comparable to the losses realized in the first quarter of last year. The remaining contracts expire in December 2002.

Mining Risk

     The business of mining for metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground failures, changes in the regulatory environment, delays in the permitting and licensing of new projects and natural phenomena such as inclement weather conditions, floods and earthquakes.

     Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the company maintains insurance against risks that are typical of the mining industry, such insurance may not provide adequate coverage under all circumstances.

     Estimates involving metal recoveries and capital and operating costs are based upon feasibility studies, which assess anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, facility and equipment requirements, environmental and reclamation activities and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns as estimated in feasibility studies.

Political and Financial Market Risks

     Adverse political and economic developments can affect the performance of an investment. While project-financing arrangements may contain exclusions for certain political risks, including those covered by political risk insurance taken out by the relevant bank syndicate, the company’s equity investment in these projects is not covered.

Outlook

     The business environment remains uncertain in the short term and no significant improvement in the demand for base metals commodities is expected soon. World production of copper exceeded consumption in 2001 and continued to do so in 2002 albeit to a lesser extent due to production shut downs in the industry. The resulting stock overhang contributed to ongoing weak copper prices.

     Looking forward, we believe that the copper market outlook remains favourable. Once world industrial production growth returns to more normal levels, we would expect a rapid reduction in world inventories and the associated reversion of base metals prices to their long-term trends.

Caution Regarding Forward-Looking Information

     Some of the disclosures included herein respecting production and production capacity, mineral reserves, resources and grades, mine life expectations, mining and treatment methods, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions, represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

     While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others: the risks and uncertainties described earlier and in the financial statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower-than-expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2002	RIO ALGOM LIMITED (Registrant)

	By:	/s/ Philippe Monier Name: Philippe Monier Title: Chief Financial Officer